Exhibit 99.1

FSD Pharma Announces Share Repurchase Program

TORONTO--(BUSINESS WIRE)--January 13, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, is pleased to announce that its Board of Directors has authorized the repurchase under a normal course issuer bid (“NCIB”) of up to 1,925,210 of its Subordinate Class B Voting Shares (the “Subordinate Voting Shares”) from time to time over the next 12 months at prevailing market prices in order to allow the Company to use its excess cash reserves to strategically return value to shareholders.

“FSD Pharma is focused on the advancement of its drug candidates toward the clinic, and we recognize there may be a strategic opportunity to enhance shareholder value without compromising our ambitious growth plans,” commented Anthony Durkacz, Interim Chief Executive Officer of FSD Pharma. “We believe that our stock is significantly undervalued. This will allow us to continue investing in our future, while, at the same time, also investing in the exceptional value that our own shares represent.”

Under the NCIB, the Company will purchase up to 1,925,210 Subordinate Voting Shares, being approximately 5% of the Company’s issued and outstanding Subordinate Voting Shares as of the date hereof. As of January 12, 2023, there were 38,504,210 Subordinate Voting Shares issued and outstanding. Purchases under the NCIB may commence as of January 18, 2023 and will end on the earlier of: (i) January 17, 2024; or (ii) the date on which the Company has purchased the maximum number of Subordinate Voting Shares to be acquired under the NCIB. The Company may terminate the NCIB earlier if it feels it is appropriate to do so.

The NCIB does not obligate the Company to purchase any Subordinate Voting Shares. If management decides it has a better use for its cash reserves, it is under no obligation to continue to purchase Subordinate Voting Shares and share purchases may be suspended or terminated at any time at the Company’s discretion.

The Company will purchase Subordinate Voting Shares through the facilities of the Canadian Securities Exchange (“CSE”) at the prevailing market price on the CSE at the time of purchase, subject to limitations imposed by applicable securities laws. The actual number of Subordinate Voting Shares purchased, timing of purchases and share price will depend upon market conditions at the time and securities law requirements. All Subordinate Voting Shares acquired will be returned to treasury and cancelled.

The Company previously repurchased for cancellation 1,999,800 Subordinate Voting Shares at an average price of approximately $1.20CDN per Subordinate Voting Shares pursuant to a normal course issuer bid that existed over a 12-month period expiring December 30, 2022.

About FSD Pharma

FSD Pharma is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to drugs of abuse such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This news release contains “forward-looking statements” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company launching the NCIB and purchasing Subordinate Voting Shares for cancellation thereunder; and statements relating to the future of FSD Pharma.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the preclinical drug development studies yielding positive results and having an effective design, and the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc. advancing to clinical trials; the ability to obtain and maintain regulatory approval of the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc.; the initiation, conduct, and completion of preclinical studies and clinical trials being completed and yielding the intended results upon the Company’s intended timelines; the Company obtaining adequate financing to conduct its operations; the ability of the Company obtaining and maintaining intellectual property protection for the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc.; the Company’s ability to continue as a going concern; continued approval of the Company’s activities by the relevant governmental and/or regulatory authorities; the continued growth of the Company; the Company’s continuing ability to meet the requirements necessary to remain listed on the CSE and alternative exchanges; and the Company repurchasing Subordinate Voting Shares under the NCIB.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the fact that the drug development efforts of both Lucid Psycheceuticals Inc. and FSD BioSciences, Inc. are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc. may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc.; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc.; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc.; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid Psycheceuticals Inc. and FSD BioSciences, Inc.; the potential inability of the Company to continue as a going concern; the Company’s inability to meet the requirements necessary to remain listed on the CSE and alternative exchange; and the Company not repurchasing Subordinate Voting Shares under the NCIB.

Readers are cautioned that the foregoing list is not exhaustive. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors”. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Contacts

FSD Pharma Inc.
Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board,
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com